

# Madhu Bolton

Impact Investing for a Sustainable Future

British Columbia, Canada

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World Tree

Landmark Seminar Leader

See contact info

356 connections

## Experience



**Director of Marketing**
World Tree
Jan 2016 – Present · 2 yrs 9 mos
Many people are looking for green alternatives to conventional investment approaches. The World Tree Carbon Offset Program is an investment opportunity for people who want to use their money to create both positive change in the world and a return on investment.

The World Tree Carbon Offset Program makes it possible for everyone to reverse their impact on the environment and creates the potential to generate wealth for themselves, their families and their communities.

**Owner**
Melting Point Media Inc
2010 – Jan 2016 · 6 yrs

**Creative Director**
MyArtChannel Canada Ltd
2007 – Sep 2013 · 6 yrs

**Owner/Creative Director**
Keynote Networks Ltd
2002 – 2011 · 9 yrs



**Software/Interaction Design Consultant**
Education OnLine
2001 – 2002 · 1 yr

## Education



**Landmark Seminar Leader**
Seminar Leader, Personal and Professional Development
1992 – 2020



**NLP Centres Canada**





Centres Canada

NLP Master Practitioner, Modelling of Excellence, Master Practitioner

1993 – 1995

Trained and certified in Neuro Linguistic Programming by NLP founder Dr. John Grinder

Goldsmiths, University of London

**Goldsmiths, University of London**

Graphic/Typographic Design

1970 – 1972

Typographic Design

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